UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ability Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

13215Q205

(CUSIP Number)

Alexander Aurovsky

c/o Ability Inc.

Yad Harutzim 14

Tel Aviv, Israel, 6770007

972-3-6879777

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2015

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 13215Q205

1.	Names of Reporting Person: Alexander Aurovsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 8,106,634

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 8,106,634

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,106,634

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.5%

14.	Type of Reporting Person (See Instructions) IN

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Item 1.	Security and Issuer

This statement on Schedule 13D relates to Common Stock, par value $0.0001 per share (the “Common Stock”) in Ability Inc., a Cayman Islands corporation (the “Company”). The Company’s principal executive offices are located at Yad Harutzim 14, Tel Aviv, Israel, 6770007.

Item 2.	Identity and Background

This statement is filed by Alexander Aurovsky (the "Reporting Person"). The address of the Reporting Person is Yad Harutzim 14, Tel Aviv, Israel, 6770007. The Reporting Person is the Chief Executive Officer of the Company. The Reporting Person is an Israeli citizen.

The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

All of the shares of Common Stock reported in Item 5 as beneficially owned by the Reporting Person were acquired by the Reporting Person as partial consideration in exchange for 61,000 common shares of Ability Computer & Software Industries Ltd., an Israeli company ("Ability Sub") now owned by the Reporting Person, pursuant to the terms of the Agreement and Plan of Reorganization (the “Merger Agreement”), dated as of September 6, 2015 and effective December 23, 2015, by and among Cambridge Holdco Corp. (which changed its name to Ability Inc.), Cambridge Capital Acquisition Corporation (“Cambridge”), the former parent of the Company, Ability Sub and the shareholders listed on the signature page thereto, including the Reporting Person (the “Ability Shareholders”).

Item 4.	Purpose of Transaction

The shares reported in Item 3 herein were acquired by the Reporting Person for investment purposes. The Reporting Person may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock beneficially owned by him (to the extent he has dispositive power over such shares) at any time. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b)          There were 25,756,141 shares of Common Stock outstanding as of December 23, 2015. Immediately after the consummation of the transactions described in Item 3 above, the Reporting Person beneficially owned 8,106,634 shares of Common Stock of the Company, which comprises 31.5% of the issued and outstanding Common Stock. All such shares are directly owned by the Reporting Person.

(c)          None.

(d)         Not applicable.

(e)          Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock Up Agreement

On the closing of the transactions described in Item 3 above (the “Closing”), the Reporting Person entered into a lock-up agreement pursuant to which he agreed not to sell any of the ordinary shares of the Company that he received as a result of the transactions described in Item 3 above (subject to limited exceptions) until the second anniversary of the Closing.

Escrow Agreement

Of the ordinary shares of the Company issued to the Reporting Person as consideration for the Share Exchange, an aggregate of 474,258 of such shares (“Escrow Shares”) were placed in escrow pursuant to an escrow agreement (“Indemnity Escrow Agreement”) entered into by the Company, Continental Stock Transfer & Trust Company, as escrow agent, the Ability Shareholders and a representative of the Company at the Closing. The Escrow Shares provide a fund of payment to the Company with respect to its post-closing rights to indemnification under the Merger Agreement for breaches of representations and warranties and covenants by Ability Sub and its subsidiaries and the Ability Shareholders (including the Reporting Person). The escrow is the sole remedy for the Company for its rights to indemnification under the Merger Agreement. Claims for indemnification may be asserted against the escrow fund by the Company once its damages exceed a $1,500,000 deductible and are reimbursable to the full extent of the damages in excess of such amount, subject to certain exceptions. On December 23, 2016 (the “Basic Escrow Termination Date”), the escrow agent will release 50% of the original number of escrow shares, less amounts previously applied in satisfaction of or reserved with respect to indemnification claims that are made prior to that date. The remaining escrow shares will be released on the date that is the earlier of (x) June 23, 2017, and (y) the thirtieth (30th) day following the filing by Holdco of its Annual Report on Form 10-K for the year ending December 31, 2016 with the SEC. A copy of the Indemnity Escrow Agreement is incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-4/A filed on September 17, 2015.

JV Share Purchase Agreement

In connection with and as a condition to the consummation of the Merger Agreement, Cambridge, the Company, Ability Sub, the Ability Shareholders, Ability Security Systems Ltd. (“ASM”) and Eyal Tzur, ASM’s sole shareholder, entered into a share purchase agreement (“JV share purchase agreement”), dated as of September 6, 2015, pursuant to which (a) at the Closing, the Company purchased 16 shares, or 16%, of ASM for $900,000 cash and (b) Mr. Tzur has the right to put all, but not less than all, of the remaining shfares of ASM to the Company (or its designated entity) during the 14 month period following the Closing in exchange for 480,000 ordinary shares of the Company, and, if same is not exercised by Mr. Tzur, then, the Company shall have the right exercisable during the 90 days immediately following the foregoing option period, to call all of the remaining ASM shares in exchange for 432,000 ordinary shares of the Company. The parties have entered into an escrow agreement (“JV purchase escrow agreement”) pursuant to which all of the shares of ASM, other than those purchased at the Closing, shall be placed in escrow to secure the obligations of Mr. Tzur under the terms of the JV share purchase agreement prior to exercise of the put or call rights thereunder. In addition, the parties entered into other escrow agreements with respect to the ordinary shares of the Company issuable to Mr. Tzur upon exercise of the put or call rights, including an agreement under which (a) all of the up to 480,000 ordinary shares that may be issued to him upon exercise of such rights are placed in escrow at the Closing, and (b) 5% of any such ordinary shares issued to him upon exercise of the put or call right are held in escrow for not less than one year following closing of the put or call right to secure his indemnification obligations under the JV share purchase agreement. A copy of the JV share purchase agreement incorporated by reference to Annex E to the definitive Proxy Statement/Prospectus included with the Registration Statement on Form S-4/A filed on December 2, 2015.

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Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description of Exhibit
99.1	Form of Lock-Up Agreement between Cambridge Capital Acquisition Corp., Cambridge Holdco Corp., Ability Computer & Software Industries Ltd. and each of the Ability stockholders (incorporated by reference to Exhibit 10.14 of the Registration Statement on Form S-4/A filed on September 17, 2015).

99.2

 Share Purchase Agreement, dated as of September 6, 2015 by and among Ability Security Systems Ltd., Eyal Tzur, Ability Computer & Software Industries Ltd., Anatoly Hurgin, Alexander Aurovsky, Cambridge Capital Acquisition Corporation and Cambridge Holdco Corp (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-4/A filed on September 17, 2015).

99.3

 Form of Escrow Agreement among Cambridge Holdco Corp., the Representative (as described in the Agreement and Plan of Reorganization), the shareholders of Ability Company & Software Industries Ltd., and Continental Stock Transfer & Trust Company, as Escrow Agent (incorporated by reference to Annex E to the definitive Proxy Statement/Prospectus included with the Registration Statement on Form S-4/A filed on December 2, 2015).

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: December 30, 2015

	By:	/s/ Alexander Aurovksy
	Name:	Alexander Aurovsky

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